Exhibit 99.1

Cenovus releases corporate responsibility performance for 2011

CALGARY, Alberta (June 27, 2012) – Cenovus Energy has released its corporate responsibility report for 2011 which provides insight on how the company is living up to its commitment to develop its energy assets responsibly. The report includes information on Cenovus’s efforts to protect the health and safety of employees and the communities where it operates, improve environmental performance, promote good governance and transparency, and advance community engagement efforts.

“Everyone at Cenovus is committed to developing our business safely and responsibly,” said Jim Campbell, Cenovus Vice-President of Government Affairs and Corporate Responsibility. “This report allows us to share our successes with stakeholders and helps identify opportunities to improve our performance.”

Cenovus continues to focus on reducing greenhouse gas emissions intensity at its Foster Creek and Christina Lake oil sands operations, which use specialized methods to drill and pump the oil to surface. This technique requires the use of steam to soften the oil. Since 2004, Cenovus has lowered emissions intensity by almost 27%, mainly due to energy efficiency initiatives that reduce the amount of steam required to produce a barrel of oil.

“All energy development has challenges. It’s up to us to look for creative solutions and ways to improve. At Cenovus, the status quo is unacceptable,” said Campbell. “Technology is and will be a big part of those solutions. We’re currently working on 140 technology development projects, three-quarters of which focus on improving our environmental performance.”

In 2011, Cenovus celebrated 20 years without a lost-time incident at its operations near Weyburn, Saskatchewan. The total frequency of recordable injuries company-wide was reduced by approximately 15% when compared to 2010, while activity levels increased by 40%. This reduction was partly due to a focus on improving safety training for the increasing number of new and young workers entering the industry.

Investments in Aboriginal-owned and joint venture businesses tripled from $86 million in 2009 to $245 million in 2011 and now represent about 9% of total company spending. This increase is partly due to increased efforts to engage Aboriginal entrepreneurs in procurement programs as well as greater awareness of Cenovus among Aboriginal companies. Cenovus also invested $13 million in communities through donations and sponsorship programs.

The report is structured around Cenovus’s Corporate Responsibility Policy, which consists of six commitment areas: leadership, governance and business practices, people, environmental performance, stakeholder and Aboriginal engagement, and community involvement and investment.

“At Cenovus, corporate responsibility is more than a reporting commitment. It’s literally the guide for how we conduct our business,” said Campbell. “We’ve put a system in place to integrate all aspects of our policy into our day-to-day operations.”

Cenovus uses the Global Reporting Initiative as a framework for reporting and aligns its performance measures with standards set out by the Canadian Association of Petroleum Producers Responsible Canadian Energy™ program. The full report is available for download at www.cenovus.com.

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Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. For more information, visit www.cenovus.com.

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CENOVUS MEDIA CONTACTS:

Jessica Wilkinson

Media Relations Advisor

403-766-8990

Brett Harris

Senior Media Relations Advisor

403-766-3420